Exhibit 99.1

Ballard Delivers Fuel Cell Engine to ABB; Being Displayed at Royal Caribbean Event in NYC

VANCOUVER, Nov. 8, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that a 100-kilowatt FCveloCity® fuel cell engine the Company has sold and delivered to ABB Marine & Ports Finland ("ABB"; www.abb.com/marine) is on display and also being utilized for onsite power at a Royal Caribbean Cruises, Ltd. event ("Royal Caribbean"; www.rclcorporate.com) being held today and tomorrow at the Duggal Greenhouse in Brooklyn, New York (http://duggalgreenhouse.com).

The Royal Caribbean event involves the demonstration of leading edge technologies currently being used by that company. These technologies include robotics, computer technology and energy efficiency technology.

Many port cities around the globe are seeking ways to reduce marine vessel emissions and fuel cells provide an attractive option for this need by delivering zero emission energy. Following the event in Brooklyn, New York, ABB intends to install and test the Ballard FCveloCity® fuel cell engine and related hydrogen storage system aboard a ship. The initial focus will be to deliver energy for hotel loads needed during port operations, with longer term plans focusing on evaluating the use of fuel cells for propulsion systems.

Rob Campbell, Ballard Chief Commercial Officer said, "We are very pleased that Ballard fuel cell technology has been chosen by ABB for this project. ABB is a market leader in marine solutions and the marine market is a new and exciting opportunity for Ballard in the expanding use of our fuel cells for heavy duty power applications."

Ballard is working on a number of market initiatives to provide zero emission modular megawatt scalable fuel cell solutions for the marine market.

To the shipping industry, ABB Marine & Ports offers an extensive portfolio of integrated marine systems and solutions that improve flexibility, reliability and energy efficiency of vessels.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/08/c5036.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 13:45e 08-NOV-17